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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                       Commission File Number   000-24569
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                          NOTIFICATION OF LATE FILING

(Check One):   [_]  Form 10-K   [_]  Form 11-K  [_]  Form 20-F  [X]  Form 10-Q
               [_]  Form N-SAR

For Period Ending:     August 31, 1998
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[_] Transition Report on Form 10-K         [_]  Transition Report on Form 10-Q
[_] Transition Report on Form 20-F         [_]  Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

  Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________
_______________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant     CASH TECHNOLOGIES, INC.
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Former name if applicable

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Address of principal executive office (Street and number) 1434 West 11th Street
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City, State and Zip Code   Los Angeles, Ca 90015
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                        PART II.  RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.
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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     On July 9, 1998 the registration statement on Form SB-2 of Cash Technologies, Inc. (the "Company") was declared effective. Prior to July 9, 1998 the Company did not file reports under the Securities and Exchange Act of 1934. The Company terminated the services of its prior accountants in August 1998 and only recently retained new independent accounts. Management's efforts have been focused upon retaining a new independent accountant and completing the filing of its Report on Form 10KSB for the fiscal year ending May 31, 1998. The Company is unable to file its Form 10QSB for the fiscal quarter ended August 31, 1998 without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter ended Ausgust 31, 1998 with sufficient time for management to review the financial statements and to prepare the management discussion and analysis.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Bruce Korman                                  (213)        745-2000
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      (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [_] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Cash Technologies, Inc.
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                 (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 14, 1998                     By  /s/ Bruce Korman
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                                             Bruce Korman, President